               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                    Form 11-K
(Mark One)
            [ x ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 2004

                                      OR
          [    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

           For the transition period from             to
                                          -----------     ------------



                        Commission file number 0-23898

                   MITY-LITE, INC. EMPLOYEE RETIREMENT PLAN

                            MITY ENTERPRISES, INC.
                             1301 West 400 North
                               Orem, Utah 84057

MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

Financial Statements as of December 31, 2004 and
2003 and for the Year Ended December 31, 2004 and
Supplemental Schedule as of and for the Year Ended
December 31, 2004 and Report of Independent Registered
Public Accounting Firm




MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN


TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits as of December
   31, 2004 and 2003. . . . . . . . . . . . . . . . . . . . . . . . . .  4

 Statement of Changes in Net Assets Available for Benefits for
   the Year Ended December 31, 2004 . . . . . . . . . . . . . . . . . .  5

 Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . .  6

SUPPLEMENTAL SCHEDULES

 Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
  (Held at End of Year) for Investment Purposes as of December
  31, 2004. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
 Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable
  Transactions Year Ended December 31, 2004 . . . . . . . . . . . . . . 11


All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
 Mity-Lite, Inc. Employee Retirement Plan
 Orem, Utah

We have audited the accompanying statements of net assets available for benefits of the Mity-Lite, Inc. Employee Retirement Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held as of December 31, 2004 and transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Salt Lake City, Utah
June 28, 2005

MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

ASSETS                                          2004               2003
                                            ------------       ------------
INVESTMENTS, At fair value                    $2,821,359         $2,501,345

RECEIVABLES:
   Employer contributions                         82,000             72,624
   Employee contributions                         15,583             15,376
                                            ------------       ------------
NET ASSETS AVAILABLE FOR BENEFITS             $2,918,942         $2,589,345
                                            ============       ============


See notes to financial statements.

MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004


INCREASES:
 Investment income:
   Interest and dividends                          $   21,154
   Net appreciation in fair value of investments       30,511
                                                 ------------
       Total investment income                         51,665
                                                 ------------
 Contributions:
   Employer                                           122,733
   Employee                                           259,420
   Rollovers                                            6,377
                                                 ------------
       Total contributions                            388,530
                                                 ------------
       Total increases                                440,195
                                                 ------------

DECREASES:
 Distributions to participants                         90,572
 Administrative expenses                               20,026
                                                 ------------
       Total decreases                                110,598
                                                 ------------
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS         329,597

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of year                                  2,589,345
                                                 ------------
 End of year                                       $2,918,942
                                                 ============


See notes to financial statements.

MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003, AND FOR THE YEAR ENDED
DECEMBER 31, 2004


1.  DESCRIPTION OF THE PLAN

The following brief description of the Mity-Lite, Inc. (the "Company" and "Plan Sponsor") Employee Retirement Plan (the "Plan") is provided for general information purposes only. Reference should be made to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL - The Plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code for substantially all employees of the Company, who are 21 years of age or older and who have completed six-months of eligible service, working at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PLAN AND TRUST ADMINISTRATION - The administration of the Plan is the responsibility of Company management. The assets of the Plan are maintained in a trust fund administered under a trust agreement with Central Bank (the "Plan Administrator").

CONTRIBUTIONS - Participants may elect to make contributions to the Plan of up to a maximum 15% of the participants' wages, including bonuses and overtime subject to certain Internal Revenue Code ("IRC") limitations. The Company contributes 25% of the participants' contributions up to a maximum of 3% of the participants' wages, including bonuses and overtime. (In addition, the Company provides for a discretionary matching contribution. The discretionary contributions were $82,000 for the year ended December 31, 2004.) The Plan's assets are held in trust in pooled investment accounts and invested as elected by the participant under twenty options.

PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, allocations of the Company's discretionary contributions and Plan earnings. Each participant's account is charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

INVESTMENTS - Participants direct the investment of their contributions into various investment options offered by the Plan. The plan currently offers twenty mutual funds, one money market account, and MITY Enterprises, Inc. Common stock as investment options for participants. The plan also has one money market account for in transit deposits.

VESTING - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant vests 20% after two years of service, 20% per year for each succeeding year, and becomes 100% vested after six years of credited service. Forfeiture amounts from terminated employees are used to pay Plan administrative expenses. Any remaining forfeiture amounts are used to reduce employer contributions.

PAYMENT OF BENEFITS - Payment of benefits of a participant's account balance are made upon retirement or at age 59-1/2, except in the event of death, disability, or termination. The amount of withdrawal and forfeiture is made in accordance with the Plan's vesting schedule. Subject to the provisions of the Plan, a participant may elect to receive any amount to which he or she is entitled under the Plan in the form of a lump sum, single life annuity, joint and survivor annuity, or in periodic payments distributed on a monthly, quarterly, semi-annual, or annual basis.

INCOME TAX STATUS - The Plan's administrator has received a favorable determination letter from the Internal Revenue Service dated August 30, 2001, for the prototype plan after which this plan is modeled. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan Sponsor believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Sponsor believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

PARTICIPANT LOANS - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

INVESTMENTS - Investments in mutual funds and the Company's stock are carried at fair value based upon quoted market prices. The participant loan fund is carried at cost, which approximates fair value. Unrealized appreciation or depreciation is determined based on the fair value of investments at the beginning of the Plan year and is recorded in the statements of changes in assets available for benefits. Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

PAYMENT OF BENEFITS - Benefit payments to participants are recorded upon distribution. As of December 31, 2004 AND 2003, there were no unpaid benefits for terminated employees.

PLAN EXPENSES - Administrative costs for the year ended December 31, 2004 were $20,026.

3.  INVESTMENTS

The Plan's investments that represent five percent or more of the Plan's assets available for benefits as of December 31, 2004 and 2003 are as follows:

CURRENT VALUE OF ASSETS                         2004               2003
                                            ------------       ------------
Investments at fair value as determined by
 quoted market price:
Equity securities - MITY Enterprises, Inc.
 common stock                                 $  686,432         $1,180,912
Mutual funds:
 Neuberger Berman High Income Fund               191,189                -
 Fidelity Dividend Growth Fund                   240,366                -
 C&B Mid Cap Value Fund                          193,534                -
 Calamos Growth A Fund                           148,288                -
 RS Partners Fund                                217,218                -
 Julius Baer International Fund                  160,477            140,753
 Mainstay S&P 500 Index Equity Fund                  -              284,236
 Royce Total Return Fund                             -              198,933
 Pioneer High Yield Fund                             -              156,659
 JP Morgan Mid Cap Value Fund                        -              161,470
 Other mutual funds                              535,433             78,751
Money markets:
 CMF Money Market Fund                               -              219,058
 Central Bank Money Market Fund                  319,022              2,492
                                            ------------       ------------
                                               2,691,959          2,423,264
Investments at estimated fair value -
 participant loans                               129,400             78,081
                                            ------------       ------------
Total investments                             $2,821,359         $2,501,345
                                            ============       ============

For the year ended December 31, 2004, the Plan's investment's (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Equity securities - MITY ENTERPRISES, Inc. common stock    $(142,071)
Mutual funds:
 Guaranteed                                                     (565)
 Investment Grade Bond                                          (182)
 High Yield Bond                                              10,673
 International Bond                                            1,152
 Large Cap Growth                                             10,971
 Large Cap Value                                               8,153
 Large Cap Blend                                               6,068
 Mid Cap Growth                                               18,786
 Mid Cap Value                                                28,162
 Mid Cap Blend                                                 3,007
 Small Cap Growth                                              6,030
 Small Cap Value                                              41,044
 Small Cap Blend                                               8,516
 International Stock                                          30,767

                                                        ------------
 Net appreciation in fair value of investments            $   30,511
                                                        ============

4.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Fees paid by the plan for the investment management services were $20,026 for the year ended December 31, 2004.

5.  RELATED-PARTY TRANSACTIONS

At December 31, 2004 and 2003, the Plan held 47,052 and 67,481 shares, respectively, of common stock of the Company with a fair value of $702,016 and $1,180,912, respectively.

6.  PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.
                                 * * * * * *

MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

                                  DESCRIPTION OF INVESTMENT
                                   INCLUDING MATURITY DATE
                                 RATE OF INTEREST, COLLATERAL,       CURRENT
ASSET DESCRIPTION                   PAR, OR MATURITY VALUE            VALUE
---------------------------      -----------------------------    ------------
MITY Enterprises, Inc. common stock*      46,007 shares           $  686,432
Central Bank money market*               319,022 shares              319,022
Pimco Total Return                         5,854 shares               62,466
Neuberger Berman High Income Fund         20,104 shares              191,189
Fidelity Dividend Growth Fund              8,437 shares              240,366
Oakmark Fund                               1,962 shares               81,952
Marisco Focus Fund                         4,282 shares               71,120
C&B Mid Cap Value Fund                     9,520 shares              193,534
Calamos Growth A Fund                      2,799 shares              148,288
Wasatch Small Cap Value Fund               9,437 shares               52,187
RS Partners Fund                           6,247 shares              217,218
FBR Small Cap Fund                           308 shares               12,884
Oakmark International Fund                 1,448 shares               30,605
Julius Baer International Fund             5,077 shares              160,477
Pimco Real Return Fund                     1,378 shares               15,828
Pimco Emerging Markets Bond Fund             973 shares               10,572
Ameristock Fund                              518 shares               21,009
RS Global Natural Resources Fund             997 shares               24,645
Wasatch Small Cap Growth Fund                583 shares               23,005
William Blair Intl Growth Fund               591 shares               13,062
Oakmark Select Fund                        1,600 shares               53,348
Gartmore Stable Value Fund                 3,379 shares               62,750
Participant loan fund*            Due over period of up to 60
                                  months with interest at one
                                  percent above the prime rate
                                  (4.34% at December 31, 2004)       129,400
                                                                  ----------
Total investments                                                 $2,821,359
                                                                  ==========

* Party-in-interest


MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2004


                               DESCRIPTION OF INVESTMENT
                               INCLUDING MATURITY DATE                                        EXPENSE
                             RATE OF INTEREST, COLLATERAL,      PURCHASE        SELLING    INCURRED WITH
ASSET DESCRIPTION               PAR, OR MATURITY VALUE           PRICE           PRICE      TRANSACTION
-------------------          -----------------------------    ------------   -----------   -------------
Royce Total Return Fund              10,707 shares                    -        $218,829        $  127
RS Partners Fund                      7,513 shares               $218,702           -             -
Pioneer High Yield Fund              15,685 shares                    -         178,027           103
Neuberger Berman High
  Income Fund                        19,574 shares                177,924           -             -
JP Morgan Mid Cap Value Fund         10,020 shares                    -         190,884           110
C&B Mid Cap Value Fund               10,142 shares                190,774           -             -
Mainstay S&P 500 Index Equity
   Fund                              11,366 shares                    -         286,776           166
Fidelity Dividend Growth Fund        10,522 shares                286,610           -             -
CMF Money Market Fund               337,955 shares                    -         337,955           -
Central Bank Money Market           337,955 shares                337,955           -             -


During the calendar year ended December 31, 2004, the Company changed investment managers and based upon the recommendations of those managers redirected certain asset allocations with replacement funds reflected in this chart.  Each of the assets was sold at its then market value.  As such, the cost of the asset and the current value of asset on transaction date are the same as the selling price and no net gain or loss was realized.

                          SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

               MITY-LITE, INC. EMPLOYEE RETIREMENT PLAN



Date: June 28, 2005                       By: /s/ Paul R. Killpack
                                              --------------------------
                                              Paul R. Killpack
                                              Chief Financial Officer,
                                              MITY Enterprises, Inc.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-85248 and in the Post-Effective Amendment No. 2 to Registration Statement No. 333-11355 of MITY Enterprises, Inc. on Forms S-8 of our report dated June 28, 2005, appearing in this Annual Report on Form 11-K of Mity-Lite, Inc. Employee Retirement Plan for the year ended December 31, 2004.


DELOITTE & TOUCHE LLP

Salt Lake City, Utah
June 28, 2005